DANIEL J. MANGLESS

March 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers &

100 F Street, N.E.

Washington, DC 20549

Attention: Michael Killoy, David Plattner

Re:	Zevra Therapeutics, Inc. Preliminary Proxy Statement on Schedule 14A filed by Daniel Mangless Filed March 3, 2023 File No. 001- 36913

Dear Messrs. Killoy and Plattner:

This letter is submitted on behalf of Mr. Daniel J. Mangless together with John B. Bode, Douglas W. Calder and Corey Watton (the “Participants,” “we”, “us”, or “our”) to respond to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission”) raised in the Staff’s letter dated March 10, 2023 with respect to the preliminary proxy statement filed with the Commission on March 3, 2023 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. The Participants are concurrently filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments. In this letter, we have included the comment from the Staff in bold and provided the Participants’ response immediately following such comment. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed March 3, 2023

General

1.	Please note that the correct EDGAR tag for the initial filing would have been PREC14A, rather than PREN14A. Please use correct tags in the future, including PRRN14A for an amended preliminary filing.

We respectfully advise the Staff that we will are filing Amendment No. 1 and will file future amendments, if any, under code PRRN14A.

2.	Please switch the order of Proposals 2 and 3, so that they track the order found in the Company’s proxy statement.

We respectfully advise the Staff that we have switched the order of the proposals in Amendment No. 1 in response to the Staff’s comment.

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3.

Please provide the information for Daniel J. Mangless required by Item 5(b)(1)(ii), (viii), and (xii) of Schedule 14A. For the participant nominees, please provide the disclosure required by Item 5(b)(1)(viii) and (xii) of Schedule 14A.

We respectfully advise the Staff that we have revised accordingly to provide this information in page 21 of Amendment No. 1 within the section titled ‘Additional Participant Information’.

4.	We note the references to votes “withheld” on pages 14 and 19. However, with respect to proposals 2 and 3, there is no “WITHHOLD” voting option. Please revise, or advise.

We respectfully advise the Staff that we have revised Amendment No. 1 to remove references to the ‘withheld’ voties with respect to Proposal 2 and 3.

5.

We note the following disclosure on page 5: “Your broker cannot vote your shares of Common Stock on non-routine matters on your behalf without your instructions.” To avoid confusion, please clarify the disclosure so as to avoid the implication that certain matters may be non-routine in these circumstances. It is our understanding that brokers who receive and pass along your soliciting materials to their beneficial owner clients will not have any discretionary authority to vote the relevant underlying shares in the absence of instructions from the relevant beneficial owners. Please revise the disclosure, or advise.

We respectfully advise the Staff that we have revised Amendment No. 1 to remove this sentence and include the following instruction instead:

“As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Common Stock on your behalf without your instructions.”

Reasons for Our Solicitation, page 8

6.

We note the disclosure at the bottom of page 15 regarding the recommendation and intended voting with respect to Proposal 3. Such disclosure is inconsistent with related disclosure with respect to Proposal 3 that appears on the proxy card. Please reconcile and ensure consistent treatment throughout the proxy statement and proxy card.

We respectfully advise the Staff that we have revised Amendment No. 1 to include disclosure within the proxy card and to ensure consistency regarding the recommendation and intended voting with respect to the proposals throughout the preliminary proxy statement.

7.

We note the disclosure at the bottom of page 10 regarding the possibility of additional or substitute nominees. Please qualify such disclosure by referring to limits that may apply to the Proponent’s approach in this regard as a result of the Company’s organizational documents or applicable law, as has been disclosed elsewhere on pages 13 and 31.

We respectfully advise the Staff that we have revised Amendment No. 1 on page 10 accordingly to include a reference to such limitations by the Company’s Bylaws or applicable law, as such may apply.

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Additional Participant Information, page 21

8.	We note the reference to Rule 14a-19(b)(3) on page 21. It appears that the reference should be to Rule 14a-19(a)(3). Please revise accordingly, or advise.

We respectfully advise the Staff that we have revised Amendment No. 1 on page 21 accordingly.

Appendix B, page 25

9.	Please clarify the meaning of “Transfer” for the action taken on March 1, 2021.

We respectfully advise the Staff that we revised Appendix B to remove such action which was not a sale or purchase of shares.

Proxy Card, page 31

10.	Please mark the proxy card as preliminary. See Rule 14a-6(e)(1).

We respectfully advise the Staff that we have revised the proxy card to mark it as a ‘preliminary copy’ in accordance with Rule 14a-6(e)(1).

11.	Please describe the treatment of proxies voted for too few nominees. See Rule 14a-19(e)(7). In this regard, the existing disclosure on page 18 with respect to an undervote may be repeated here.

We respectfully advise the Staff that we have revised the proxy card to include a disclosure with respect to the treatment of “undervote”, consistent with the description in page 18.

12.	Please provide a more detailed description of the bylaw repeal proposal.

We respectfully advise the Staff that we have revised the proxy card in accordance with the Staff’s comment.

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If you have any questions or comments regarding the foregoing matters, please contact our counsel at Honigman LLP, Phillip D. Torrence, telephone (269) 337-7700, email: ptorrence@honigman.com, Samuel Katz, telephone (313) 465-8137, email: skatz@honigman.com or Isaac Pasha, telephone (313) 465-8138, email: ipasha@honigman.com.

Very truly yours,

Daniel J. Mangless

By:	/s/ Daniel J. Mangless
Daniel J. Mangless

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